April 18, 2008



Securities and Exchange Commission			VIA EDGAR and FACSIMILE
Division of Investment Management
 Attn: Ellen Sazzman
100 "F: Street NE
Washington, D.C.   20549-4644

Re:  	Comments to Registration Statements on Form N-4
	Symetra Life Insurance Company ("Symetra")
	Symetra Separate Account C
	File Nos:  333-137411 and 811-8052

Dear Ms. Sazzman:

Enclosed are the marked changes made in response to the staff's April 17, 2008, telephonic comments to the above referenced filing on Form N-4. We have not filed a post-effective amendment for the above-referenced filing, and are providing the relevant redlined pages showing the changes made. This responsive letter has been filed on EDGAR as correspondence for the above-referenced filing.

The following repeats the staff's comments and is followed by our response to those comments.

1.	Fee Table - Annual Charges for Optional Benefit Riders

	a.	Please revise the disclosure under Maximum Charge to read
		"deducted annually on each contract anniversary".

		-	Symetra has revised the sentence on page 11.

	b.	Please revise footnote 7 to include that the Long Life Benefit
		Annuity was age 50 at the time she elected the rider.

		-	Symetra has revised footnote 7 to include this disclosure.

2.	Examples

	a.	Please move the Example with All Optional Benefit Riders
		elected to be the first example.

		-	Symetra has moved this example to be first.

	b.	The Example with the Long Life Benefit Rider is based on a
		$500 monthly Long Life Benefit Payment, but the charge shown in the Fee Table is based off of a $1,000 monthly Long Life Benefit Payment. Please resolve the inconsistency.

		-	Symetra has revised the maximum charge shown in the Fee
			Table to reflect a rate per $500 of monthly Long Life Benefit Payment. Symetra has made this change throughout the document, where appropriate.

		-	Symetra has also added a clarifying footnote to explain
			that the maximum charge used in this example exceeds the required assumption of a $10,000 investment in the contract. For this reason, on the first contract anniversary, Symetra would not be able to deduct the rider charge due to insufficient contract value, and therefore, the rider would not be effective. This results in the examples reflecting that no rider is issued and the expenses paid would be zero.

			We have also added a similar footnote to the Examples with All Optional Benefit Riders explaining that due to the maximum charge for the Long Life Benefit Rider exceeding the required assumption of a $10,000, the rider would not be issued by Symetra. Therefore, the deduction for the Long Life Benefit Rider will not be made and the examples would reflect charges deducted for only the Capital Preservation Rider and the GMDB-Age Extension Rider.

3.	Charges - Long Life Benefit Rider

	a.	Please add disclosure that the annual charge will not exceed
		the maximum shown in the Fee Table and that this maximum reflects a 12.5% load.

		-	Symetra has added disclosure on page 28 that the Long
			Life Benefit Charges paid will never exceed the maximum charge shown in the Fee Table and that this charge is based off on state nonforfeiture requirements which allow for a 12.5% deduction, $50 annual charge and a 3% interest rate.


4.	Optional Living Benefit Riders - Capital Preservation Rider

	a.	Please provide disclosure that a contract Owner does not need
		to choose to increase their guaranteed base. Please also include disclosure that if the current Contract Value is less than the Guaranteed Base then in effect, the Guaranteed
		Base will not be reduced.

		-	On page 36, Symetra has added this disclosure.

5.	Tandy Representation

In connection with comments made by the Commission to the above referenced filing, Symetra Life Insurance Company on behalf of Symetra Separate Account C acknowledges that:

-	The Separate Account is responsible for the adequacy and accuracy of
	the disclosures in the filings;

-	The Staff's comments or suggested changes to the disclosure in
	response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

-	The Separate Account may not assert staff comments as a defense
	in any proceeding initiated by the Commission under the federal securities laws of the United States.

Along with the changes made in response to staff comments, Symetra has made other minor changes to the registration statement.

Please contact me at (425) 256-5026 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.

Sincerely,

/s/  Jacqueline M. Veneziani

Jacqueline M. Veneziani
Senior Counsel
Symetra Life Insurance Company
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

Enc.